VIRGINIA PCS ALLIANCE, L.C.


                              FINANCIAL STATEMENTS


                                December 31, 1998

                                    Contents


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INDEPENDENT AUDITOR'S REPORT                                              1
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FINANCIAL STATEMENTS

   Balance sheets                                                     2 - 3

   Statements of operations                                               4

   Statements of members' equity (deficit)                                5

   Statements of cash flows                                           6 - 7

   Notes to financial statements                                     8 - 12

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

                          INDEPENDENT AUDITOR'S REPORT


To the Management Committee
Virginia PCS Alliance, L.C.
Waynesboro, Virginia

We have audited the accompanying balance sheets of Virginia PCS Alliance, L.C. as of December 31, 1998 and 1997, and the related statements of operations, members' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Alliance's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virginia PCS Alliance, L.C. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                     /s/ McGladrey & Pullen, LLP
Richmond, Virginia
February 12, 1999

VIRGINIA PCS ALLIANCE, L.C.


BALANCE SHEETS
December 31, 1998 and 1997

ASSETS (Note 2)
                                                                               1998             1997
-----------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                             $         59,814 $        159,082
   Accounts receivable, net of allowance of $194,958 in 1998                      944,845           98,872
   Inventories                                                                  2,271,572          858,770
   Prepaid expenses                                                               371,924          243,792
                                                                         ----------------------------------

              Total current assets                                              3,648,155        1,360,516
                                                                         ----------------------------------

Subordinated Capital Certificates                                               3,838,366        1,073,064
                                                                         ----------------------------------

Property and Equipment
   Land and building                                                            1,220,533          174,151
   Network plant and equipment                                                 63,311,713       23,342,861
   Furniture, fixtures, and other equipment                                     4,057,770        4,297,564
   Radio spectrum licenses                                                     32,714,384       22,658,469
                                                                         ----------------------------------

              Total in service                                                101,304,400       50,473,045


   Under construction                                                           2,565,479       29,251,056
                                                                         ----------------------------------

                                                                              103,869,879       79,724,101

   Less accumulated depreciation                                                7,257,206          736,763
                                                                         ----------------------------------
                                                                               96,612,673       78,987,338
                                                                         ----------------------------------

Other Assets
   Radio spectrum licenses                                                             -        10,040,657
   Other                                                                          216,705          698,218
                                                                         ----------------------------------
                                                                                  216,705       10,738,875
                                                                         ----------------------------------
                                                                         $    104,315,899 $     92,159,793
                                                                         ==================================

See Notes to Financial Statements.


LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
                                                                               1998             1997
-----------------------------------------------------------------------------------------------------------
Current Liabilities
   Accounts payable                                                      $      2,392,739 $      6,512,713
   Due to affiliates (Note 6)                                                   2,260,982          660,383
   Dividends payable (Note 3)                                                     229,138          229,142
   Customer deposits                                                               56,187            2,700
   Advance billings                                                                71,518           26,906
   Accrued construction costs                                                   6,044,812       26,759,907
   Accrued interest                                                               726,992          594,586
   Accrued payroll                                                                150,515            2,045
   Accrued taxes                                                                   35,878               -
   Other accrued liabilities                                                       22,129           13,484
                                                                         ----------------------------------

              Total current liabilities                                        11,990,890       34,801,866
                                                                         ----------------------------------

Long-Term Debt (Note 2)                                                        90,301,358       34,722,382
                                                                         ----------------------------------

Redeemable Series A Preferred Membership Interests (Note 3)                    14,345,128       13,542,076
                                                                         ----------------------------------

Commitments (Note 5)

Members' Equity (Deficit) (Note 4)
   Series B preferred membership interests                                     10,860,376        8,320,000
   Common membership interests                                                (23,181,853)         773,469
                                                                         ----------------------------------
                                                                              (12,321,477)       9,093,469
                                                                         ----------------------------------





                                                                         $    104,315,899 $     92,159,793
                                                                         ==================================

VIRGINIA PCS ALLIANCE, L.C.


STATEMENTS OF OPERATIONS
Years Ended December 31, 1998 and 1997


                                                                                 1998               1997
---------------------------------------------------------------------------------------------------------------
Operating revenues:
   Subscriber revenue                                                       $      1,738,543 $          72,519
   Wholesale revenue                                                               2,175,733             2,400
   Equipment sales                                                                   730,356            43,552
                                                                            -----------------------------------
                                                                                   4,644,632           118,471
                                                                            -----------------------------------

Operating expenses:
   Cost of goods sold                                                              3,009,537           315,017
   Maintenance and support                                                         5,166,427           756,992
   Depreciation and amortization                                                   7,040,676           685,826
   Customer operations                                                             5,729,097         1,444,291
   Corporate operations                                                            2,111,408           234,154
                                                                            -----------------------------------
                                                                                  23,057,145         3,436,280
                                                                            -----------------------------------

              Loss before interest and preferred dividends                       (18,412,513)       (3,317,809)

Interest expense:
   Senior credit facility                                                          4,131,445           163,067
   Redeemable preferred interest                                                   1,870,988           471,119
                                                                            -----------------------------------
              Net loss                                                      $    (24,414,946)$      (3,951,995)
                                                                            ===================================

See Notes to Financial Statements.

VIRGINIA PCS ALLIANCE, L.C.


STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
Years Ended December 31, 1998 and 1997

                                                              Series B
                                                              Preferred       Common
                                                              Membership      Membership
                                                              Interests       Interests        Total
-----------------------------------------------------------------------------------------------------------

Balance as of December 31, 1996                            $     7,820,000 $     3,601,950 $    11,421,950
   Capital contributions                                                -        1,638,050       1,638,050
   Issuance costs                                                       -          (14,536)        (14,536)
   Conversion of Common Membership Interests
      to Series B Preferred Membership Interests                   500,000        (500,000)             -
   Net loss                                                                     (3,951,995)     (3,951,995)
                                                           ------------------------------------------------
Balance as of December 31, 1997                                  8,320,000         773,469       9,093,469
   Capital contributions                                         2,540,376         459,624       3,000,000
   Net loss                                                             -      (24,414,946)    (24,414,946)
                                                           ------------------------------------------------
Balance as of December 31, 1998                            $    10,860,376 $   (23,181,853)$   (12,321,477)
                                                           ================================================

See Notes to Financial Statements.

VIRGINIA PCS ALLIANCE, L.C.


STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998 and 1997

                                                                                  1998             1997
-------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net loss                                                                  $   (24,414,946)$     (3,951,995)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation                                                                 6,527,202          634,568
      Amortization                                                                   513,474           51,258
      Changes in assets and liabilities:
        (Increase) in:
           Accounts receivable                                                      (845,973)         (98,872)
           Inventories                                                            (1,412,802)        (858,770)
           Prepaid expenses                                                         (128,132)        (243,792)
        Increase (decrease) in:
           Accounts payable, trade                                                (4,119,974)       1,811,698
           Advance billings and customer deposits                                     98,099           29,606
           Accrued interest                                                          132,406          163,067
           Accrued dividends on Series A Preferred Membership Interests              771,087          415,398
           Other accrued liabilities                                                 192,993         (51,634)
                                                                             ---------------------------------
              Net cash used in operating activities                              (22,686,566)      (2,099,468)
                                                                             ---------------------------------
Cash Flows From Investing Activities
   Purchase of property and equipment                                            (34,826,975)     (23,531,184)
   Purchase of radio spectrum licenses                                                    -        (1,927,154)
   Increase in deferred charges                                                           -          (473,575)
                                                                             ---------------------------------
              Net cash used in investing activities                              (34,826,975)     (25,931,913)
                                                                             ---------------------------------
Cash Flows From Financing Activities
   Capital contributions, net                                                      3,000,000        1,623,514
       Advances from affiliates                                                    1,600,599          127,080
   Borrowings on revolving credit agreements, net                                    273,024        1,881,695
   Proceeds from long-term borrowings                                             52,540,650       20,609,405
                                                                             ---------------------------------
              Net cash provided by financing activities                           57,414,273       24,241,694
                                                                             ---------------------------------
              Net decrease in cash                                                   (99,268)      (3,789,687)
Cash:
   Beginning                                                                         159,082        3,948,769
                                                                             ---------------------------------
   Ending                                                                    $        59,814 $        159,082
                                                                             =================================

                                   (Continued)


VIRGINIA PCS ALLIANCE, L.C.

Years Ended December 31, 1998 and 1997

                                                                                 1998              1997
--------------------------------------------------------------------------------------------------------------
Supplemental Schedule of Noncash Investing
   and Financing Activities
   Noncash increases in radio spectrum licenses consisting primarily of
          accrued interest                                                   $             - $        431,519
                                                                             =================================

   Noncash increases in property and equipment consisting primarily of of accrued construction costs, accounts payable, accrued
     dividends, and capitalization of other intangible costs                 $     6,044,812 $     26,808,718
                                                                             =================================

   Subordinated capital certificates acquired by long-term
       borrowings                                                            $     2,765,302 $      1,073,064
                                                                             =================================

   Conversion of Common Membership Interests to Series B Preferred
      Membership Interests                                                   $             - $        500,000
                                                                             =================================

Supplemental Disclosure of Cash Flow Information
   Cash payments for interest                                                $     4,419,430 $        517,490
                                                                             =================================

   Cash payments for redeemable preferred interest                           $     1,099,896 $        870,754
                                                                             =================================

See Notes to Financial Statements.

VIRGINIA PCS ALLIANCE, L.C.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1. Significant Accounting Policies

The Virginia PCS Alliance, L.C. ("Alliance") was organized in 1994 pursuant to the provisions of the Virginia Limited Liability Company Act. The Alliance was formed to fund, establish and operate a business to design, construct, own, operate and maintain a personal communications system to provide personal communications services ("PCS") in central and western Virginia. Operations commenced during September 1997, prior to which the Alliance was in the development stage. Its major activities through September 1997 were limited to acquiring PCS radio spectrum licenses, designing and constructing a personal communications system and obtaining equity capital.

CFW Wireless Inc., a wholly-owned subsidiary of CFW Communications Company, is responsible for managing and operating the Alliance pursuant to the terms and conditions of the service agreement and within the framework of the approved operating and capital business plan.

The following is a summary of the Alliance's significant accounting policies:

   Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents: The Alliance considers all highly liquid cash investments with a purchased maturity of three months or less to be cash equivalents. At times such investments may be in excess of federally-insured amounts.

   Inventories: Inventories include PCS telephone equipment held for sale and are stated at the lower of average cost or market.

   Property and equipment: Property and equipment is stated at cost and depreciated using the straight-line method over their estimated useful lives. Buildings are depreciated over a 50 year life. Network plant and equipment are depreciated over various lives ranging from 5 to 17 years, with an average life of approximately 10 years for the category. Furniture, fixtures and other equipment are depreciated over various lives ranging from 3 to 24 years. Radio spectrum licenses, which are for areas where the licenses are being used in operations, are amortized over a life of 40 years. The Alliance includes radio spectrum licenses in other assets until such licenses are placed in service. Assets under construction represent costs incurred for the construction of cell sites, including allocated overhead costs.

   Revenue recognition: The Alliance earns revenue by providing access to and usage of its personal communications network. Local service and airtime revenues are recognized as services are provided. Wholesale revenues are earned by providing switch access and other switching services, including roamer management, to other wireless carriers. Wholesale prices are based on actual annual fixed and variable costs. Other revenues for equipment sales are recognized at the point of sale. Handset equipment is sold at prices below cost. Prices are based on the service contract period. The Alliance recognizes the entire cost of the handsets at the point of sale, rather than deferring such costs over the service contract period.

VIRGINIA PCS ALLIANCE, L.C.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1. Significant Accounting Policies (Continued)

   Fair value of financial instruments: The fair values of financial instruments recorded on the balance sheets are not significantly different than the carrying amounts.

   Income taxes: The Alliance is treated as a partnership for income tax purposes. The Internal Revenue Code and applicable state statutes provide that income and expenses of a partnership are not separately taxable, but rather accrue directly to the members as provided by agreement. Accordingly, no provision for federal or state income taxes has been made in the financial statements.

   Financial statement classifications: Certain amounts on the 1997 financial statements have been reclassified, with no effect on net loss or members' equity (deficit) to conform with classifications adopted in 1998.


Note 2. Long-Term Debt

Long-term debt consists of the following as of December 31:

                                                  1998             1997
                                           -----------------------------------
Vendor Supported Loan                      $     71,139,502 $      21,461,313
Supplemental Loan                                 5,627,763
Line of Credit                                    2,154,719         1,881,695
U. S. Department of the Treasury,  FCC           11,154,374        11,154,374
Other                                               225,000           225,000
                                           -----------------------------------
                                           $     90,301,358 $      34,722,382
                                           ===================================

In September 1996, the Alliance entered into two 7.00% installment notes with the Federal Communications Commission ("FCC") related to licenses awarded in the PCS radio spectrum Block "C" auction. Interest only is payable quarterly through September 30, 2002. Commencing December 31, 2002, principal and interest is payable in equal quarterly installments of $805,341 through June 30, 2006. The entire unpaid principal amount, together with accrued and unpaid interest, is due September 17, 2006 ("Maturity Date").

In July 1997, the Alliance entered into an $89.0 million Senior Secured Credit Facility with the Rural Telephone Financing Cooperative ("RTFC" or "Lender") and Motorola, Inc. ("Vendor"). The available facilities consist of a 10-year term loan ("Vendor Supported Loan") in the amount of $75.0 million, a 10-year term loan ("Supplemental Loan") in the amount of $10.0 million, and a 5-year revolving line of credit loan ("Line of Credit") in the amount of $4.0 million.

The Vendor Supported Loan is to finance up to $71.25 million of Motorola supplied PCS equipment and engineering services, nonvendor related capital expenditures, microwave relocation expenses and working capital, and to purchase up to $3.75 million of RTFC subordinated capital certificates ("SCCs"). The Supplemental Loan is to finance up to $9.5 million of nongovernment-funded PCS license costs, microwave relocation expenses, non-Motorola related capital expenditures and working capital, and to purchase up to $0.5 million of RTFC SCCs.

VIRGINIA PCS ALLIANCE, L.C.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2. Long-Term Debt (Continued)

The RTFC SCCs are nonmarketable securities and are stated at historical cost. As the RTFC loans are repaid, the SCCs will be refunded through a cash payment to maintain a 5% SCCs-to-outstanding loan balance ratio.

Interest only is payable through four years for the Vendor Supported and Supplemental Loans. After this time, principal is payable in equal quarterly installments, plus accrued interest, with 10% of the principal due in year five, 15% due per year in years six and seven, and 20% due per year in years eight through ten.

As borrowings occur, the Alliance can choose between several fixed and variable rate interest options. The variable interest rate in effect on the nonfixed portions of the Vendor Supported and Supplemental Loans at December 31, 1998 and 1997 was 6.60% and 7.15%, respectively. In January 1998, the Alliance converted $15.0 million of the Vendor Supported Loan to a fixed rate of 7.25%. This rate is in effect until January 2003, at which time the loan will revert to the variable rate. In September 1998, the Alliance converted $27.0 million of the Vendor Supported Loan to a fixed rate of 6.55%. This rate is in effect until September 2001, at which time the loan will revert to the variable rate.

The credit facility includes a line of credit to supplement the Alliances general short-term cash requirements. Under this agreement, the Alliance is required to reduce its outstanding balance to zero each year for a period of at least five consecutive business days. The interest rate on the Line of Credit is the RTFC's standard monthly quoted line of credit rate plus 0.5%. The interest rate in effect on the Line of Credit at December 31, 1998 and 1997 was 7.20% and 7.75%, respectively.

All of the Alliance's present and future assets are pledged as security for the RTFC loans. In addition, each member of the Alliance has entered into an irrevocable unsecured pro rata guaranty with the RTFC for up to $36.5 million in the aggregate. As additional credit support for the Vendor Supported Loan, Motorola has entered into a guaranty agreement with the RTFC for up to $52.5 million of the Alliance's outstanding indebtedness under the Vendor Supported Loan.

The loan agreements contain various restrictive covenants, including negative covenants, related to additional indebtedness, payment of dividends, redemption of membership interests and payment of management fees. The agreements also contain financial covenants related to cash flows, population coverage and number of subscribers.

There are no long-term debt maturities for 1999 and 2000. Maturities for 2001, 2002 and 2003 are $3,838,363, $10,206,048, and $14,089,138, respectively.
Interest costs in 1998 were approximately $4.5 million of which $4.1 million was expensed and $0.4 million was capitalized. Interest costs in 1997 were approximately $1.1 million of which $0.2 million was expensed and $0.9 million was capitalized.

VIRGINIA PCS ALLIANCE, L.C.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3. Series A Preferred Membership Interests

The Series A Preferred Membership Interests consists of 1,294,000 units issued on December 30, 1996 at $10.00 per unit (stated value). Total proceeds were $12,940,000 before issuance costs. These units are entitled to cumulative, but not compounded, cash distributions at 8.5% per annum. This amount is payable quarterly for five years from the date contributed, at which time a "true up" amount is payable for the difference between an amount computed based on a 14% compounded annualized rate of return and the cumulative amount described above at 8.5%. At December 31, 1998 and 1997, accrued current dividends were approximately $229,000 for each date and accrued "true up" dividends were approximately $1,501,000 and $730,000, respectively. Accrued "true up" dividends are included on the balance sheet with "Redeemable Series A Preferred Membership Interests."

At any time after the fifth anniversary of the capital contribution date, each Series A Preferred Member may put all, but not less than all, of its Preferred Series A Membership Interest to the Alliance in exchange for cash equivalent to the stated value, plus any accrued distributions. If such put takes place, additional Common Membership Interests may be acquired at $10.00 per unit for 88.1% of the put amount by CFW Communications Company and for 11.9% of the put amount by R&B Communications, Inc., both Common Members.

For any Series A Preferred Membership Interests not put to the Alliance as of the fifth anniversary date as well as any "true up" amounts due, the annual cash distribution rate will be changed to the lesser of 7% or LIBOR plus 1-1/2%, payable quarterly. After ten years from the Series A capital contribution date, the Alliance may redeem at any time, any or all of the Series A Preferred Membership Interests still outstanding, at the Stated Value plus any accrued distributions.


Note 4. Members' Equity (Deficit)

Members' equity (deficit) consists of the following classes of membership interests:

   Series B Preferred Membership Interests: This consists of 782,000 units issued on September 30, 1996 at $10.00 per unit (stated value), 50,000 units converted from Common Units on August 27, 1997 at $10.00 per unit (stated value), and 115,471.6 units issued on January 6, 1998 at $22.00 per unit (stated value). Dividends are payable beginning after the tenth year from the capital contribution date at 8% per annum, payable quarterly and are cumulative, but not compounded. After the fourth year from the capital contribution date, the Series B units are convertible into Common Membership Interests on a unit-for-unit basis.

   Common Membership Interests: Common membership interests consist of approximately 406,000 Common Units. Additional future cash contributions may be required from the Common Members on the same terms and conditions of their initial Capital Contribution. If any Common Member fails to make the additional contributions, their existing capital account balance may be redeemed at 25% and amounts forfeited would be allocated among the remaining Common Members.

VIRGINIA PCS ALLIANCE, L.C.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 4. Members' Equity (Deficit) (Continued)

   Equity Subscriptions: The members entered into equity subscription agreements that obligates them to contribute additional equity of $15.0 million in the aggregate. The remaining additional equity contributions are scheduled to be contributed equally over three years beginning in January 1999. Such contributions shall be for the purchase, at fair market value, of Common Membership or Series B Preferred Membership units.

In January 1999, the members contributed $5.0 million to the Alliance, purchasing 34,820 Common Units for $0.8 million and 192,452.7 Series B Preferred Membership Units for approximately $4.2 million.


Note 5. Commitments

Leases: The Alliance leases property for cell site locations and retail stores. Leases for cell site locations vary in term from five to twenty years. Leases for retail store locations vary in term from three to five years. Certain cell site location leases have been prepaid and are being amortized on a straight-line basis over the total lease term. Total annual lease expense for the years ended December 31, 1998 and 1997 was approximately $1,169,000 and $212,000, respectively. The total amount committed under these lease agreements is $945,437 in 1999, $938,935 in 2000, $902,654 in 2001, $685,788 in 2002, $329,139
in 2003 and $1,960,106 for the years thereafter.

Equipment: The Alliance had outstanding purchase commitments of approximately $6.0 million at December 31, 1998.


Note 6. Related Party Transactions

All transactions of the Alliance are administered by the managing partner. CFW Wireless, a subsidiary of CFW Communications Company provided, in accordance with the service contract, engineering, construction, sales management, billing, and other general and administrative services to the Alliance in the amount of $2,012,684 in 1998 and $1,757,204 in 1997. Of the total 1998 charges, $1,682,125
($815,899 in 1997) was expensed and $330,559 ($941,305 in 1997) was capitalized.
CFW Communications Company also provided certain corporate services for the Alliance in the amount of $2,313,062 in 1998 and $336,650 in 1997. In 1998, all corporate services were expensed. Of the total 1997 charges, $161,281 was expensed and $175,369 was capitalized during the construction and startup period. Corporate services include executive, finance, accounting, customer care, human resources, information management and marketing services. Such services are charged to the Alliance at cost. In addition, the managing partner advances funds to the Alliance to cover expenditures incurred. These advances are included in due to affiliates in the accompanying balance sheets.

Switch access and switching services are provided at cost to the West Virginia PCS Alliance L.C. and the Virginia RSA6 Cellular Limited Partnership, both affiliated through common ownership and management. Such services have been recorded as wholesale revenue and totaled $1,639,595 in 1998 and $47,400 in 1997.



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